Exhibit 99.1

Press Release 2 May 2017 07:00 am CET

Celyad grants to Novartis a non-exclusive license

for its allogeneic TCR-deficient CAR-T cells

patents

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ:CYAD), a leader in the discovery and development of cell therapies, today announced a non-exclusive license agreement with Novartis for Celyad’s US patents for the production of allogeneic CAR-T cells. This license agreement is related to two targets currently under development by Novartis

The agreement includes Celyad’s intellectual property rights under United States Patent No. 9,181,527 related to allogeneic human primary T-Cells that are engineered to be T-Cell Receptor (TCR) deficient and express a Chimeric Antigen Receptor (CAR). The granted claims are not limited to specific CARs or specific methods of generating allogeneic CAR T-cells, such as genome editing or genetic engineering.

Under the terms of the agreement Celyad receives an upfront payment and is eligible to receive success based clinical, regulatory and commercial milestone payments. If all success based milestones are achieved, Celyad is eligible to receive payments, including the upfront payment, totalling $96 million. In addition, Celyad will receive single digit royalties based on net sales of the licensed target associated products. Novartis has the option to extend the agreement to additional targets and/or to convert its license into an exclusive license. Celyad retains all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells.

Celyad will not be involved in the development of Novartis’ CAR-T cells. Celyad will continue to focus on the development of its CAR-T pipeline, including its allogeneic NKR-2 T-cell immunotherapy in the EU and US territories and in collaboration with Ono Pharmaceuticals, its partner in Japan, Taiwan and Korea.

Dr. Christian Homsy, CEO of Celyad, said: “This non-exclusive agreement with Novartis recognizes the importance of our IP for companies developing allogeneic CAR-T therapies”.

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cell- based therapies. The Company utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, the CAR-T NKR-2, has been evaluated in a single dose -escalation Phase I clinical trial to assess the safety and feasibility of CAR-T NKR-2 cells in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint Guibert,

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Press Release 2 May 2017 07:00 am CET

Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information about Celyad, please visit: www.celyad.com

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner and Chris Welsh- T: +44 (0)20 3709 5700  – celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq: T.: +32 (0)2 290 90 90 – celyad@comfi.be

For the U.S.: Stern Investor Relations

Will O’Connor and Michael Schaffzin - T.: +1 212.362.1200 – celyad@sternir.com

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO: T: +32 (0)10 39 41 00    investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward looking statements, including statements about the potential safety and feasibility of CAR-T NKR-2 cell therapy, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase I clinical trial for CAR-T NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 8, 2016 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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